Exhibit 99.1

The Stars Group Reports Fourth Quarter and Full Year 2019 Results

TORONTO, February 27, 2020 – The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today reported its financial results for the fourth quarter and year ended December 31, 2019 and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“In 2019, we continued to execute on our strategy to deliver long-term sustainable growth and become the world’s favorite iGaming destination. We not only began to see the full-year benefits of our transformative 2018 acquisitions, but executed on delivering a landmark media partnership in the U.S., with the launch of FOX Bet, strengthening our position in this emerging market,” said Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “We also focused on creating shareholder value through efficient capital allocation, prepaying over $450 million of debt during the year.”

“In-line with our expectations, we exited 2019 with a strong fourth quarter with Constant Currency Revenue growth of 7% year-over-year driven primarily by the continued impressive underlying performance of our primary sports betting brands,” continued Mr. Ashkenazi. “With sports betting now our largest product vertical and 81% of our revenues coming from locally regulated or taxed markets, we are well positioned for diversified growth in 2020 and beyond.”

“We entered 2020 with the full $100 million run-rate of expected cost synergies from our 2018 Sky Betting & Gaming acquisition and earlier this month prepaid an additional $100 million of debt, underpinning our ability to execute on complex integrations and the highly cash-generative nature of our business model. In addition to cost synergies, we have detailed plans in place to continue driving revenue synergies and to increase investments in product and marketing, giving us confidence in continued revenue growth in the years ahead. In 2020, we plan to further enhance the global appeal of the PokerStars brand, including by launching the PokerStars Sports brand, leveraging the operational capabilities of our Sky Betting & Gaming business, and launching television advertising for PokerStars Casino,” continued Mr. Ashkenazi.

“Lastly, ahead of closing our combination with Flutter, which will enhance and accelerate each company’s growth strategy, we remain focused on our key strategic priorities of integration, execution, and debt reduction,” concluded Mr. Ashkenazi.

Fourth Quarter and Full Year 2019 Summary

Consolidated

	Quarter Ended December 31,			Year Ended December 31,
In thousands of U.S. Dollars (except percentages and per share amounts)	2019	2018	% Change	2019	2018	% Change
Total revenue	687,962	652,852	5.4%	2,528,448	2,029,238	24.6%
Gross profit (excluding depreciation and amortization)	497,471	486,815	2.2%	1,835,386	1,570,074	16.9%
Operating income	92,373	73,992	24.8%	264,199	260,124	1.6%
Net earnings (loss)	81,290	(38,173)	313.0%	61,862	(108,906)	156.8%
Adjusted Net Earnings¹	144,816	144,663	0.1%	533,225	533,948	(0.1)%
Adjusted EBITDA¹	249,112	239,404	4.1%	921,125	780,949	17.9%
Adjusted EBITDA Margin¹	36.2%	36.7%	(1.3)%	36.4%	38.5%	(5.4)%
Diluted earnings (loss) per Common Share ($/Share)	0.28	(0.14)	297.6%	0.22	(0.49)	144.9%
Adjusted Diluted Net Earnings per Share ($/Share)¹	0.49	0.52	(5.7)%	1.86	2.19	(15.1)%

Net cash inflows from operating activities	190,149	190,537	(0.2)%	670,634	559,844	19.8%
Free Cash Flow¹	98,932	82,558	19.8%	216,390	222,950	(2.9)%

As at	December 31, 2019	December 31, 2018	% Change
Long-term debt - principal	5,024,562	5,666,075	(11.3)%
Long-term debt - carrying value	4,931,175	5,446,958	(9.5)%
Cash - operational	321,008	392,853	(18.3)%
_____________________________

[1]
Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue – Revenue for the quarter increased primarily as a result of revenue growth within the United Kingdom and Australia segments, which were largely driven by strong underlying trends in customer activity and revenues across those segments, as well as a year-over-year increase in Betting Net Win Margin. During the quarter, online sports betting was The Stars Group’s largest product vertical (39.1% versus 34.3% in 2018), followed by online casino (30.8% versus 30.1% in 2018) and online poker (27.5% versus 32.8% in 2018), while 81% of consolidated revenues were derived from locally regulated or taxed markets 76% in 2018). Revenue for the year increased primarily as a result of the Sky Betting & Gaming and BetEasy acquisitions and the same or substantially similar factors that impacted the fourth quarter as described above. Additional segment specific factors impacting revenue are described below.

•
Debt and Cash – The Stars Group generated Free Cash Flow of $98.9 million in the fourth quarter of 2019, which was after, among other items, the cash impact of certain adjustments set forth in the Adjusted EBITDA reconciliation below under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. The Stars Group ended the quarter with approximately $321.0 million in operational cash and $4.9 billion of gross debt on its balance sheet, resulting in Net Debt of $4.6 billion, which was relatively stable compared to the third quarter and a reduction of approximately $443.9 million from the end of 2018. In February, The Stars Group prepaid an additional $100 million, including accrued and unpaid interest, of its USD first lien term loan using cash on its balance sheet, which brings the total amount repaid since completion of the SBG acquisition in July 2018 to over $700 million.

•
U.S. Update – Since its launch in September 2019, just four months after The Stars Group announced its U.S. media and sports wagering partnership with FOX Sports, the FOX Sports Super 6 app saw more than 1.3 million downloads in 2019, with an average of over 500,000 customers making at least one prediction each week during the fourth quarter. The Stars Group currently operates its FOX Bet real-money wagering products and PokerStars-branded real-money poker and casino products in New Jersey and Pennsylvania, and since the launch of FOX Bet in New Jersey and Pennsylvania in 2019, the performance has been in-line with The Stars Group’s expectations, with strong progress in both active customers and revenue on a month-to-month basis, with approximately 65,000 combined QAUs in the fourth quarter. During 2019, FOX Bet’s financial performance was in-line with its previously disclosed expected loss of approximately $40 million for the year. So far in 2020, The Stars Group announced a market access agreement with the Little Traverse Bay Bands of Odawa Indians Gaming Authority for first-skin online betting and gaming market access in the State of Michigan, and currently expects to increase investments in the United States to support planned FOX Bet launches in further states, including Colorado.

•
BetEasy minority acquisition – In December 2019, The Stars Group announced that it agreed with the minority shareholders of BetEasy, its Australian-based sports betting business, to acquire the remaining 20% interest in the company for AUD$151 million following the earlier of the release of The Stars Group’s full-year 2020 financial results or the completion of its combination with Flutter Entertainment Plc. As part of this agreement, The Stars Group also agreed to pay AUD$100 million to settle the previously disclosed performance, or earn-out, payment under the agreements for its 2018 acquisition of the initial 80% interest, which were subject to certain performance conditions primarily related to BetEasy’s EBITDA and could have reached AUD$232 million, and to repay AUD$56.9 million of outstanding BetEasy minority shareholder loans.

•
Combination with Flutter Entertainment plc – In October 2019, The Stars Group and Flutter announced that they entered into an arrangement agreement providing for an all-share combination at an exchange ratio of 0.2253 and whereby immediately following completion, shareholders of Flutter would own approximately 54.64% and shareholders of The Stars Group would own approximately 45.36% of the share capital of the combined group. Completion of the combination is currently expected to occur during the second or third quarter of 2020, subject to, among other things, shareholder, court and applicable regulatory approvals. As previously disclosed, in addition to Mr. Gadhia, The Stars Group’s current Executive Chairman, and Mr. Ashkenazi, The Stars Group’s current Chief Executive Officer, The Stars Group is entitled under the arrangement agreement to nominate three additional non-executive directors to serve on the combined group’s board of directors post-completion of the combination. Accordingly, The Stars Group has nominated Messrs. Alfred F. Hurley Jr. and David Lazzarato and Ms. Mary Turner to also serve as directors on the combined group’s board of directors.

•
Financial Guidance; Earnings Call and Presentation – As a result of the pending combination of The Stars Group and Flutter, The Stars Group will not hold an earnings conference call for the fourth quarter and full-year 2019 and has suspended its practice of providing forward-looking financial guidance. This press release and an accompanying presentation will be available on The Stars Group’s website at www.starsgroup.com. For additional information, see below under “Consolidated Financial Statements, Management’s Discussion and Analysis and Additional Information”.

International

	Three Months Ended December 31,			Year Ended December 31,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Stakes	301,434	261,055	15.5%	1,054,220	966,306	9.1%
Betting Net Win Margin (%)	5.3%	8.3%	(36.0)%	6.9%	8.2%	(15.9)%

Revenue
Poker	186,226	210,940	(11.7)%	781,637	886,628	(11.8)%
Poker Constant Currency Revenue	188,919	210,940	(10.4)%	821,332	886,628	(7.4)%
Gaming	114,770	112,111	2.4%	427,316	428,364	(0.2)%
Gaming Constant Currency Revenue	118,209	112,111	5.4%	450,754	428,364	5.2%
Betting	16,089	21,766	(26.1)%	72,561	79,117	(8.3)%
Betting Constant Currency Revenue	16,388	21,766	(24.7)%	75,860	79,117	(4.1)%
Other	7,327	10,913	(32.9)%	30,851	46,068	(33.0)%
Other Constant Currency Revenue	7,558	10,913	(30.7)%	35,081	46,068	(23.8)%
Total revenue	324,412	355,730	(8.8)%	1,312,365	1,440,177	(8.9)%
Constant Currency Revenue	331,074	355,730	(6.9)%	1,383,027	1,440,177	(4.0)%

QAUs (millions)	1.9	2.1	(9.5)%
QNY ($/QAU)	166	163	1.8%
Constant Currency Revenue QNY	169	163	3.8%

Gross profit (excluding depreciation and amortization)	249,594	286,167	(12.8)%	1,015,244	1,159,611	(12.4)%
Gross profit margin (%)	76.9%	80.4%	(4.4)%	77.4%	80.5%	(3.9)%

General and administrative	116,606	143,734	(18.9)%	441,683	468,238	(5.7)%
Sales and marketing[1]	47,297	45,464	4.0%	165,588	164,600	0.6%
Research and development	8,148	4,880	67.0%	32,185	27,865	15.5%
Operating income	77,543	92,089	(15.8)%	375,788	498,908	(24.7)%

Adjusted EBITDA[2]	135,066	168,177	(19.7)%	604,851	703,342	(14.0)%
Adjusted EBITDA Margin (%)[2]	41.6%	47.3%	(11.9)%	46.1%	48.8%	(5.6)%

Net Deposits (millions)	316	338	(6.4)%
_____________________________
1 Sales and marketing includes $1.2 million and $5.0 million for the three months and year ended December 31, 2019, respectively, that The Stars Group excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment.
2 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue – Revenue decreased for the quarter and for the year, primarily as a result of adverse foreign exchange fluctuations and continued disruptions and regulatory headwinds in certain markets due to local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s products, particularly related to casino and poker. In markets that have been impacted by such disruption, which are all lower-priority markets, revenues for the quarter were 29% lower year-over-year, similar to the trend in each of the first three quarters of the year, with improvements in some markets primarily offset by the closure of PokerStars in Switzerland in July 2019 (where The Stars Group is working with regulators and its local partner to operate in a newly regulated environment in due course). These markets now represent 14% of revenue for the International segment, down from 18% in the prior year period. In the rest of the world, Constant Currency Revenue for the quarter was 1% lower year-over-year, with continued strength in gaming partially offsetting revenue declines in poker. Constant Currency Revenue for 2019 was 3% higher year-over-year, with continued strong growth in gaming.

•
Poker – Revenue decreased for the quarter and year, with Constant Currency Revenue decreasing 10.4% and 7.4% respectively, primarily as a result of the same factors noted above. Underlying trends were similar in the fourth quarter to those in each of the first three quarters of the year, with the primary negative impact related to the closure of PokerStars in Switzerland in July 2019, together with tougher operating conditions in other markets such as Spain and Sweden, following regulatory changes in those countries. The Stars Group has a deep pipeline of new product launches and marketing plans, in addition to expected new market expansion plans, which it believes will support the development of its International poker business throughout 2020 and into 2021 and help mitigate ongoing disruption in certain markets that will continue to weigh on poker revenues in 2020 before beginning to improve in 2021. The Stars Group believes that Poker remains an important driver of cost-effective customer acquisition, leveraging the awareness and trust of the PokerStars brand to create a large and low-cost customer acquisition channel, supporting The Stars Group’s ability to drive revenue growth through cross-selling to the International segments other product offerings.

•
Gaming – Revenue increased for the quarter and was relatively flat for the year, primarily as a result of organic growth in most markets, which continues to be driven by the roll-out of new casino games and innovative content, as well as ongoing improvements in cross-selling from poker to casino games. Constant Currency Revenue growth in The Stars Group’s rest of the world markets (all markets excluding disrupted markets) was 21% for the quarter and 24% for the year. The growth in gaming revenue was partially offset by the cessation of operations in certain markets, as well as similar restrictions on some methods of payment processing and adverse foreign exchange fluctuations as described above. The Stars Group currently plans to increase marketing investment in its International gaming business during 2020, which it expects to deliver strong returns over time, but to negatively impact profitability during 2020.

•
Betting – Revenue for the quarter and year decreased year-over-year primarily as a result of a reduced Betting Net Win Margin, reflecting both the planned investment in the launch of FOX Bet in the United States, and operator-unfavorable sporting results in certain European markets. Stakes increased by 16%, primarily as a result of the launch of FOX Bet and continued organic growth in most key markets, partially offset by the cessation of operations in certain markets, as well as similar restrictions on some methods of payment processing and adverse foreign exchange fluctuations as described above. During 2020, The Stars Group intends to expand the range of products, features and marketing campaigns for its International betting business, leveraging increased expertise from the United Kingdom segment and leveraging the Sky Bet brand in Italy and Germany, as well as launching the new PokerStars Sports brand in certain markets.

•
Customers – QAUs decreased, primarily due to reduced activity in and the closure of certain markets, each as noted above, but was partially offset by the launch of FOX Bet and PokerStars in Pennsylvania.

United Kingdom

	Three Months Ended December 31,			Year Ended December 31,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018 ¹	% Change	2019	2018 ¹	% Change
Stakes	1,460,111	1,289,374	13.2%	5,848,641	2,511,228	132.9%
Betting Net Win Margin (%)	12.1%	10.1%	20.1%	9.0%	8.6%	5.0%

Revenue
Poker	2,792	3,045	(8.3)%	11,647	5,929	96.4%
Poker Constant Currency Revenue	2,788	3,045	(8.4)%
Gaming	96,870	84,164	15.1%	364,983	157,482	131.8%
Gaming Constant Currency Revenue	96,585	84,164	14.8%
Betting	177,150	130,732	35.5%	528,110	215,921	144.6%
Betting Constant Currency Revenue	176,500	130,732	35.0%
Other[2]	10,935	7,810	40.0%	41,939	14,799	183.4%
Other Constant Currency Revenue	10,926	7,810	39.9%
Total revenue	287,747	225,751	27.5%	946,679	394,131	140.2%
Constant Currency Revenue	286,799	225,751	27.0%

QAUs (millions)	2.0	1.9	8.0%
QNY ($/QAU)	137	116	17.6%

Gross profit (excluding depreciation and amortization)	199,056	153,880	29.4%	655,087	275,106	138.1%
Gross profit margin (%)	69.2%	68.2%	1.4%	69.2%	69.8%	(0.9)%

General and administrative	111,645	96,089	16.2%	432,354	200,576	115.6%
Sales and marketing	38,637	35,413	9.1%	138,275	75,637	82.8%
Research and development	7,168	5,660	26.6%	18,882	10,600	78.1%
Operating income (loss)	41,606	16,718	148.9%	65,576	(11,707)	660.1%

Adjusted EBITDA[3]	104,344	73,954	41.1%	324,633	102,107	217.9%
Adjusted EBITDA Margin (%)[3]	36.3%	32.8%	10.7%	34.3%	25.9%	32.4%
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1 The Stars Group acquired Sky Betting & Gaming on July 10, 2018.
2 Other revenue includes $1.2 million and $5.0 million for the three months and year ended December 31, 2019, respectively, that The Stars Group excluded from its consolidated results as it related to certain non-gaming related transactions with the International segment.
3 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue – Revenue increased significantly for the quarter, primarily due to strong operational momentum across the United Kingdom segment’s betting and gaming products. Constant Currency Revenue for the quarter increased approximately 27% year-over-year. Revenue for the year grew strongly primarily as a result of the timing of the Sky Betting & Gaming acquisition and the same or substantially similar factors that impacted the fourth quarter as described above.

•
Betting – Revenue increased for the quarter as a result of increased Stakes and an increase in Betting Net Win Margin. The increase in Stakes was primarily driven by ongoing improvements to the segment’s products and promotions, particularly around in-play football, which drove growth in customer engagement and retention. The Betting Net Win Margin for the quarter was 12.1%, which was two percentage points higher year-over-year, primarily driven by a combination of Stakes mix across sports and bet types, more strategic use of free bets, and operator-favorable sporting results compared to the prior year period, which when combined with the growth in Stakes, resulted in revenue growth of 35% year-over year. Revenue for the year grew strongly as a result of the timing of the SBG Acquisition and the same or substantially similar factors that impacted the fourth quarter as described above, with the Betting Net Win Margin for the year of 9% being in-line with the long-term average.

•
Gaming – Revenue increased for the quarter, benefiting from continued improvements in cross-sell of customers to and from the United Kingdom’s gaming and betting products, as well as the continued roll-out of new and innovative content. Revenue for the year grew strongly as a result of the timing of the SBG Acquisition and the same or substantially similar factors that impacted the fourth quarter as described above.

•
Customers – QAUs were 2.0 million, which represented growth of 8% year-over-year, primarily driven by strong momentum from the early stages of the European domestic soccer season, together with a successful promotional period around December.

Australia

	Three Months Ended December 31,			Year Ended December 31,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018 ¹	% Change	2019	2018 ¹	% Change
Stakes	794,603	877,338	(9.4)%	3,018,705	2,570,502	17.4%
Betting Net Win Margin (%)	9.6%	8.2%	16.5%	9.0%	7.6%	17.8%

Revenue
Betting	75,920	71,542	6.1%	270,267	196,101	37.8%
Betting Constant Currency Revenue	79,657	71,542	11.3%
Other	1,093	829	31.8%	4,147	829	400.2%
Other Constant Currency Revenue	1,145	829	38.1%
Total revenue	77,013	72,371	6.4%	274,414	196,930	39.3%
Constant Currency Revenue	80,802	72,371	11.6%

QAUs (millions)	0.26	0.3	(13.9)%
QNY ($/QAU)	297	243	21.9%

Gross profit (excluding depreciation and amortization)	50,031	47,768	4.7%	170,065	137,357	23.8%
Gross profit margin (%)	65.0%	66.0%	(1.6)%	62.0%	69.7%	(11.1)%

General and administrative	30,190	31,762	(4.9)%	110,135	116,323	(5.3)%
Sales and marketing	20,085	15,862	26.6%	60,983	53,385	14.2%
Research and development	602	432	39.4%	4,018	1,530	162.6%
Operating loss	(846)	(288)	(193.8)%	(5,071)	(33,881)	85.0%

Adjusted EBITDA [2]	19,881	13,683	45.3%	44,358	21,571	105.6%
Adjusted EBITDA Margin (%) [2]	25.8%	18.9%	36.5%	16.2%	11.0%	47.6%
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[1]
The Stars Group acquired 62% of BetEasy on February 27, 2018 and a further 18% on April 24, 2018, with BetEasy acquiring William Hill Australia on the same day. See above for information regarding The Stars Group’s agreement to purchase the remaining minority interest in BetEasy and related matters.

[2]
Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue – Revenue for the quarter increased by 6%, primarily as a result of a higher Betting Net Win Margin, partially offset by a decrease in Stakes and adverse foreign exchange fluctuations. The decrease in Stakes was primarily a result of an increased focus on high-value, recreational customers through the continued roll-out of MyRewards allowing for targeted, personalized promotions, together with the prior year period still benefiting from above average promotional activity related to the migration of customers to the BetEasy platform. The Betting Net Win Margin of 9.6% was higher year-over year and compared to 9.0% for the full-year 2019 and the historical long-term average of approximately 8.5%, primarily as a result of the increased effectiveness of MyRewards promotions. Revenue for the year grew strongly as a result of the timing of the BetEasy acquisition and the same or substantially similar factors that impacted the fourth quarter as described above.

•
Customers – QAUs decreased, primarily as a result of the migration of customers onto the BetEasy platform in 2018 which positively impacted the prior year period, together with a continued focus on high-value, recreational customers as noted above.

For additional information regarding The Stars Group’s reporting segments and major lines of operations, please see The Stars Group’s consolidated financial statements for the year ended December 31, 2019 (the “2019 Annual Financial Statements”), including note 7 therein, and management’s discussion and analysis thereon (the “2019 Annual MD&A”).

Annual Information Form, Consolidated Financial Statements, Management’s Discussion and Analysis and Additional Information; Internal Control Over Financial Reporting

The Stars Group’s annual information form for the year ended December 31, 2019 (the “2019 AIF”), 2019 Annual Financial Statements, 2019 Annual MD&A, and additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com. The financial information presented in this news releases was derived from the 2019 Annual Financial Statements.

In connection with the first year-end internal control effectiveness evaluation of BetEasy following The Stars Group’s majority acquisition of the business in early-2018, management has identified internal control deficiencies at BetEasy that constitute material weaknesses in The Stars Group’s overall internal control over financial reporting as of December 31, 2019. As of the date hereof, The Stars Group has identified and implemented, or is continuing to evaluate, assess and implement, as applicable, steps to remediate these material weaknesses. There were no restatements required in the 2019 Annual Financial Statements or material adjustments as a result of the foregoing. For additional information, see “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the 2019 Annual MD&A.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share per Share to net earnings (loss), which is the nearest IFRS measure. For additional information, see “Reconciliations” in the 2019 Annual MD&A.

	Three Months Ended December 31, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	77,543	41,606	(846)	(37,013)	81,290

Income tax recovery	—	—	—	17,965	17,965
Net financing charges	—	—	—	(29,048)	(29,048)
Net loss from associates	—	—	—	—	—

Operating income (loss)	77,543	41,606	(846)	(25,930)	92,373

Depreciation and amortization	44,224	61,179	9,080	178	114,661
Add (deduct) the impact of the following:
Acquisition-related costs and other certain costs related to the Combination	—	—	11,780	5,246	17,026
Stock-based compensation	—	—	—	5,331	5,331
(Gains) losses from investments	(1,975)	33	—	—	(1,942)
Impairment of intangible and other assets	1,059	85	—	—	1,144
Other costs (income)	14,215	1,441	(133)	4,996	20,519
Total adjusting items	13,299	1,559	11,647	15,573	42,078

Adjusted EBITDA	135,066	104,344	19,881	(10,179)	249,112

	Year Ended December 31, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	375,788	65,576	(5,071)	(374,431)	61,862

Income tax recovery	—	—	—	197	197
Net financing charges	—	—	—	(202,534)	(202,534)
Net loss from associates	—	—	—	—	—

Operating income (loss)	375,788	65,576	(5,071)	(172,094)	264,199

Depreciation and amortization	159,895	241,283	36,703	745	438,626
Add (deduct) the impact of the following:
Acquisition-related costs and other certain costs related to the Combination	—	—	11,780	15,385	27,165
Stock-based compensation	—	—	—	18,842	18,842
(Gains) losses from investments	(2,690)	77	—	93	(2,520)
Impairment of intangible and other assets	1,071	2,860	—	—	3,931
Other costs	70,787	14,837	946	84,312	170,882
Total adjusting items	69,168	17,774	12,726	118,632	218,300

Adjusted EBITDA	604,851	324,633	44,358	(52,717)	921,125

	Three Months Ended December 31, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	92,089	16,718	(288)	(146,692)	(38,173)

Income tax expense	—	—	—	(14,450)	(14,450)
Net financing charges	—	—	—	(97,715)	(97,715)
Net earnings from associates	—	—	—	—	—

Operating income (loss)	92,089	16,718	(288)	(34,527)	73,992

Depreciation and amortization	35,950	55,237	8,753	85	100,025
Add (deduct) the impact of the following:
Acquisition-related costs	—	—	—	3,084	3,084
Stock-based compensation	—	—	—	4,004	4,004
Loss from investments and associates	1,297	—	—	—	1,297
Impairment of intangible and other assets	678	602	—	—	1,280
Other costs	38,163	1,397	5,218	10,944	55,722
Total adjusting items	40,138	1,999	5,218	18,032	65,387

Adjusted EBITDA	168,177	73,954	13,683	(16,410)	239,404

	Year Ended December 31, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	499,976	(11,707)	(33,881)	(563,294)	(108,906)

Income tax recovery	—	—	—	988	988
Net financing charges	—	—	—	(371,086)	(371,086)
Net earnings from associates	1,068	—	—	—	1,068

Operating income (loss)	498,908	(11,707)	(33,881)	(193,196)	260,124

Depreciation and amortization	144,304	108,879	29,476	147	282,806
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forward expenses	—	—	—	115,569	115,569
Stock-based compensation	—	—	—	12,806	12,806
Loss from investments and associates	1,667	—	—	—	1,667
Impairment of intangible and other assets	5,621	602	—	—	6,223
Other costs	52,842	4,333	25,976	18,603	101,754
Total adjusting items	60,130	4,935	25,976	146,978	238,019

Adjusted EBITDA	703,342	102,107	21,571	(46,071)	780,949

	Quarter Ended December 31,		Year Ended December 31,
In thousands of U.S. Dollars (except per share amounts)	2019	2018	2019	2018
Net earnings (loss)	81,290	(38,173)	61,862	(108,906)
Income tax (recovery) expense	(17,965)	14,450	(197)	(988)
Earnings (loss) before income taxes	63,325	(23,723)	61,665	(109,894)
Add (deduct) the impact of the following:
Interest accretion	9,336	12,367	37,267	42,431
Loss on debt extinguishment	—	3,453	—	146,950
Loss (gain) on re-measurement of deferred contingent payment	5,342	(9,095)	(7,371)	(342)
(Gain) loss on re-measurement of embedded derivative	(48,100)	17,400	(98,300)	6,100
Unrealized foreign exchange loss on financial instruments associated with financing activities	4,169	6,902	11,320	7,202
Ineffectiveness on cash flow hedges	(2,196)	(2,960)	8,052	(14,909)
Acquisition-related costs, deal contingent forward expenses and certain other costs related to the Combination	17,026	3,084	27,165	115,569
Amortization of acquisition intangibles	85,066	86,686	346,946	241,651
Stock-based compensation	5,331	4,004	18,842	12,806
(Gain) loss from investments and earnings from associates	(1,942)	1,297	(2,520)	599
Impairment of intangible and other assets	1,144	1,280	3,931	6,223
Other costs	20,519	55,722	170,882	101,754
Adjust for income tax expense	(14,204)	(11,754)	(44,654)	(22,192)
Adjusted Net Earnings	144,816	144,663	533,225	533,948
Adjusted Net Earnings attributable to
Shareholders of The Stars Group Inc.	142,331	141,738	528,510	531,168
Non-controlling interest	2,485	2,925	4,715	2,780

Diluted Shares	291,102,048	273,294,532	284,478,637	242,768,766
Adjusted Diluted Net Earnings per Share	0.49	0.52	1.86	2.19

The table below presents certain items comprising “Other costs” in the reconciliation tables above:

	Quarter Ended December 31,		Year Ended December 31,
In thousands of U.S. Dollars	2019	2018	2019	2018
Integration costs of acquired businesses	2,556	17,042	19,753	45,597
Financial expenses	144	3,645	1,733	446
Restructuring expenses	8,941	2,283	37,474	8,827
AMF, foreign payments and other investigation and related professional fees	2,873	2,902	18,896	6,673
Lobbying (U.S. and Non-U.S.) and other legal expenses	2,768	6,276	14,909	16,194
Professional fees in connection with non-core activities	3,019	2,602	21,889	4,578
Retention bonuses	—	—	—
Gain on disposal of assets	—	—	—
Austria gaming duty	—	—	—	(3,679)
Acquisition of option rights for market access	—	20,661	22,500	20,661
Legal settlement	—	—	32,500	—
Other	218	311	1,228	2,457
Other costs	20,519	55,722	170,882	101,754
For additional information and descriptions of certain “Other costs”, see the 2019 Annual MD&A, including under the heading “Reconciliations”.

The table below presents a reconciliation of Free Cash Flow to net cash flows from operating activities, which is the nearest IFRS measure:

	Quarter Ended December 31,		Year Ended December 31,
In thousands of U.S. Dollars	2019	2018	2019	2018
Net cash inflows from operating activities	190,149	190,537	670,634	559,844
Customer deposit liability movement	13,122	4,712	13,884	(7,637)
	203,271	195,249	684,518	552,207
Capital expenditure:
Additions to deferred development costs	(23,535)	(18,888)	(82,751)	(51,574)
Additions to property and equipment	(11,672)	(15,161)	(27,523)	(33,952)
Additions to intangible assets	(3,967)	(11,934)	(25,288)	(28,202)
Interest paid	(50,971)	(57,771)	(279,284)	(186,162)
Debt servicing cash flows (excluding voluntary prepayments)	(14,194)	(8,937)	(53,282)	(29,367)
Free Cash Flow	98,932	82,558	216,390	222,950

The table below presents a calculation of Net Debt, which is comprised solely of IFRS measures:

In thousands of U.S. Dollars	As at December 31, 2019
Current portion of long-term debt	35,750
Long-term debt	4,895,425
Less: Cash and cash equivalents - operational	321,008
Net Debt	4,610,167

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour and Asia Pacific Poker Tour. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 22 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as certain future operational and growth plans and strategies, and certain financial items relating to the full year 2019 results, as well as the partnership between The Stars Group and FOX Sports, a unit of FOX Corporation, and rights and obligations related thereto. Forward-looking statements and information can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: customer and operator preferences and changes in the economy; reputation and brand growth; competition and the competitive environment within addressable markets and industries; macroeconomic conditions and trends in the gaming and betting industry; ability to predict fluctuations in financial results from quarter to quarter; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including, without limitation, Sky Betting & Gaming and BetEasy; contractual relationships of The Stars Group or any of its subsidiaries with FOX Corporation, FOX Sports and Sky plc and/or their respective subsidiaries; an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the acquisition of Sky Betting & Gaming and the Australian acquisitions; ability to mitigate foreign exchange and currency risks; legal and regulatory requirements; potential changes to the gaming regulatory framework; the heavily regulated industry in which The Stars Group carries on its business; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; social responsibility concerns and public opinion; protection of proprietary technology and intellectual property rights; intellectual property infringement or invalidity claims; and systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information. These factors are not intended to represent a complete list of the factors that could affect The Stars Group; however, these factors as well as other applicable risks and uncertainties include, but are not limited to, those identified in the 2019 AIF, including under the heading “Risk Factors and Uncertainties”, and in the 2019 Annual MD&A, including under the headings “Caution Regarding Forward-Looking Statements”, “Risk Factors and Uncertainties” and “Non-IFRS Measures, Key Metrics and Other Data”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities in the future, should be considered carefully. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information in this news release are expressly qualified by this cautionary statement. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial and operational performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business, identifying and evaluating trends, and making decisions. The Stars Group believes that such non-IFRS financial measures provide useful information about its underlying, core operating results and trends, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

Although management believes these non-IFRS financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies any may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”,
The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, net earnings (loss) on associate, and certain other items. In addition, as previously disclosed, The Stars Group makes adjustments for (i) the re-measurement of contingent consideration, which was previously included in, and adjusted for through, interest accretion, but starting with The Stars Group’s interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2018 (the “Q3 2018 Financial Statements”), it is a separate line item, (ii) the re-measurement of embedded derivatives and ineffectiveness on cash flow hedges, each of which were new line items in the Q3 2018 Financial Statements, and (iii) certain non-recurring tax adjustments and settlements. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates. Adjusted Net Earnings and any other non-IFRS measures used by The Stars Group that relies on or otherwise incorporates Adjusted Net Earnings that was reported for previous periods have not been restated under the updated definition on the basis that The Stars Group believes that the impact of the change to those periods would not be material.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc. divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards such as warrants and any convertible preferred shares of The Stars Group then outstanding. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings (loss) per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. See note 10 in the 2019 Annual Financial Statements. For the quarter and year ended December 31, 2019, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equalled 291,102,048 and 284,478,637, respectively, compared with 273,294,532 and 242,768,766 for the same periods in 2018, respectively.

Constant Currency Revenue means IFRS reported revenue for the relevant period calculated using the applicable prior year period’s monthly average exchange rates for its local currencies other than the U.S. dollar. Currently, The Stars Group provides Constant Currency Revenue for the International segment and its applicable lines of operations. It does not currently provide Constant Currency Revenue for the United Kingdom and Australia segments because The Stars Group does not yet have full reported comparative periods for these segments as a result of the respective acquisition dates of Sky Betting & Gaming and BetEasy, and with respect to BetEasy, the Corporation had not yet completed the previously announced migration of the former William Hill Australia customers onto the BetEasy platform. The Corporation intends to provide information on the impact of foreign exchange rates for these segments either individually or on a consolidated basis when applicable reported comparative period information is available that the Corporation believes would be reasonably comparable to the current periods as noted above.

Free Cash Flow means net cash flows from operating activities after adding back customer deposit liability movements and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments).

Net Debt means total long-term debt less operational cash.

For additional information on certain of The Stars Group’s non-IFRS measures and the reasons why it believes such measures are useful, see above and the 2019 Annual MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and “Reconciliations”.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

QAUs for the International and Australia reporting segments means active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager during the applicable quarterly period. The Stars Group defines “active unique customer” as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable) within the applicable reporting segment. The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

QAUs for the United Kingdom reporting segment (which currently includes the Sky Betting & Gaming business operations only) means active unique customers (online and mobile) who have settled a Stake (as defined below) or made a wager on any betting or gaming product within the applicable quarterly period. The Stars Group defines “active unique customer” for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation.

QNY means combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting, as applicable) for each reporting segment, excluding Other revenue, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period.

Net Deposits for the International segment means the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the betting line of operation for the period specified.

Betting Net Win Margin means Betting revenue as a proportion of Stakes.

The Stars Group is also continuing the process of integrating its recent acquisitions, as applicable, and implementing its recently changed operating and reporting segments, and once complete, The Stars Group may revise or remove currently presented key metrics or report certain additional or other measures in the future.

For additional information on The Stars Group’s key metrics and other data, see the 2019 Annual MD&A, including under the headings “Non-IFRS Measures, Key Metrics and Other Data” and “Segment Results of Operations”.

For investor relations and media inquiries, please contact:
Vaughan Lewis
Senior Vice President, Communications
Tel: +1 437-371-5730
ir@starsgroup.com
press@starsgroup.com

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Year Ended December 31,
In thousands of U.S. Dollars (except per share and share amounts)	2019	2018
Revenue	2,528,448	2,029,238
Cost of revenue (excluding depreciation and amortization)	(693,062)	(459,164)
Gross profit (excluding depreciation and amortization)	1,835,386	1,570,074
General and administrative	(1,155,440)	(976,992)
Sales and marketing	(360,662)	(292,963)
Research and development	(55,085)	(39,995)
Operating income	264,199	260,124
Gain on re-measurement of deferred contingent payment	7,371	342
Gain (loss) on re-measurement of Embedded Derivative	98,300	(6,100)
Unrealized foreign exchange loss on financial instruments associated with financing activities	(11,320)	(7,202)
Other net financing charges	(296,885)	(358,126)
Net financing charges	(202,534)	(371,086)
Net earnings from associates	—	1,068
Earnings (loss) before income taxes	61,665	(109,894)
Income tax recovery	197	988
Net earnings (loss)	61,862	(108,906)
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.	62,822	(102,452)
Non-controlling interest	(960)	(6,454)
Net earnings (loss)	61,862	(108,906)
Earnings (loss) per Common Share (U.S. dollars)
Basic	$0.22	($0.49)
Diluted	$0.22	($0.49)
Weighted average Common Shares outstanding (thousands)
Basic	282,885	208,270
Diluted	284,479	208,270

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31,
In thousands of U.S. Dollars	2019	2018
ASSETS
Current assets
Cash and cash equivalents – operational	321,008	392,853
Cash and cash equivalents – customer deposits	300,916	328,223
Total cash and cash equivalents	621,924	721,076
Restricted cash advances and collateral	6,401	10,819
Prepaid expenses and other current assets	79,578	43,945
Current investments – customer deposits	109,017	103,153
Accounts receivable	111,215	136,347
Income tax receivable	49,504	26,085
Derivatives	—	—
Total current assets	977,639	1,041,425
Non-current assets
Restricted cash advances and collateral	10,607	10,630
Prepaid expenses and other non-current assets	33,482	32,760
Non-current accounts receivable	16,765	14,906
Property and equipment	139,228	85,169
Income tax receivable	18,556	15,611
Deferred income taxes	11,149	1,775
Derivatives	169,158	54,583
Intangible assets	4,550,222	4,742,699
Goodwill	5,348,976	5,265,980
Total non-current assets	10,298,143	10,224,113
Total assets	11,275,782	11,265,538
LIABILITIES
Current liabilities
Accounts payable and other liabilities	562,731	424,007
Customer deposits	409,390	423,739
Current provisions	64,928	39,189
Derivatives	17,628	16,493
Income tax payable	40,834	72,796
Due to related party	—	—
Current portion of lease liability	19,633	—
Current portion of long-term debt	35,750	35,750
Total current liabilities	1,150,894	1,011,974
Non-current liabilities
Lease liability	35,691	—
Long-term debt	4,895,425	5,411,208
Long-term provisions	2,885	4,002
Derivatives	95,931	6,068
Other long-term liabilities	1,770	79,716
Due to related party	—	—
Income tax payable	21,609	18,473
Deferred income taxes	552,134	580,697
Total non-current liabilities	5,605,445	6,100,164
Total liabilities	6,756,339	7,112,138
EQUITY
Share capital	4,374,150	4,116,287
Reserves	(423,283)	(469,629)
Retained earnings	565,583	502,761
Equity attributable to the Shareholders of The Stars Group Inc.	4,516,450	4,149,419
Non-controlling interest	2,993	3,981
Total equity	4,519,443	4,153,400
Total liabilities and equity	11,275,782	11,265,538

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
In thousands of U.S. Dollars	2019	2018
Operating activities
Net earnings (loss)	61,862	(108,906)
Add (deduct):
Income tax recovery recognized in net earnings (loss)	(197)	(988)
Net financing charges	202,534	371,086
Depreciation and amortization	438,626	282,806
Stock-based compensation	18,842	12,806
Acquisition of market access rights in connection with Eldorado	—	20,661
Unrealized loss on foreign exchange	5,708	18,134
Unrealized gain on investments and other assets	(971)	(673)
Impairment of intangible and other assets	3,931	6,156
Net earnings from associates	—	(1,068)
Realized (gain) loss on current investments and promissory note	(2,520)	2,727
Income taxes paid	(78,267)	(41,117)
Changes in non-cash operating elements of working capital	34,073	(9,403)
Customer deposit liability movement	(13,884)	7,637
Other	897	(14)
Net cash inflows from operating activities	670,634	559,844
Investing activities
Acquisition of subsidiaries, net of cash acquired	(2,460)	(1,865,262)
Additions to intangible assets	(25,288)	(28,202)
Additions to property and equipment	(27,523)	(33,952)
Additions to deferred development costs	(82,751)	(51,574)
Net (purchase) sale of investments utilizing customer deposits	(5,972)	19,515
Cash movement from restricted cash	—	35,000
Settlement of minimum revenue guarantee	(675)	(7,006)
Net investments in associates	—	1,068
Other	4,885	(3,760)
Net cash outflows from investing activities	(139,784)	(1,934,173)
Financing activities
Issuance of Common Shares	235,963	717,250
Transaction costs on issuance of Common Shares	—	(32,312)
Issuance of Common Shares in relation to stock options	12,159	31,066
Redemption of SBG preferred shares	—	(663,407)
Repayment of shareholder loan on acquisition	—	(10,879)
Issuance of long-debt	—	5,957,976
Repayment of long-term debt	(485,750)	(2,974,393)
Repayment of long-term debt assumed on business combinations	—	(1,079,729)
Transaction costs on long-term debt	—	(36,559)
Settlement of derivatives	—	(125,822)
Repayment of lease liability principal	(17,532)	—
Interest paid	(279,284)	(186,162)
Acquisition of further interest in subsidiaries including deferred contingent payment	(68,394)	(48,240)
Capital contribution from the holders of non-controlling interest	—	12,060
Net (repayment) proceeds on loan issued from the holders of non-controlling interest	(34,047)	31,730
Net cash (outflows) inflows from financing activities	(636,885)	1,592,579
(Decrease) increase in cash and cash equivalents	(106,035)	218,250
Unrealized foreign exchange difference on cash and cash equivalents	6,883	(7,497)
Cash and cash equivalents – beginning of period	721,076	510,323
Cash and cash equivalents – end of period	621,924	721,076